Exhibit 4.27

English Translation

Supplementary Agreement

Party A: Huiyou Digital (Shenzhen) Ltd., a wholly foreign owned enterprise established and existing in accordance with the PRC laws, with its registered address at 13e, 13th Floor, B Block, Shenye Tairan Xuesong Building, Tairan Industry Park, Futian District, Shenzhen;

Party B: Shenzhen Lanyue Internet Technology Co., Ltd., a limited liability company established and existing in accordance with the PRC laws, with it registered address at 1085-1086, Shangshuyuan Commerce Podium Building, Meilin Road, Meilin Sub-district, Futian District, Shenzhen;

Party C: Ken Jian Xiao, a citizen of China, identity card no.: 44020319791020206133;

Party D: Xiongfei Liu, a citizen of China, identity card no.: 440223199012100518;

(each a “Party” and collectively as “Parties”).

Whereas:

The Parties entered into certain agreements as more particularly described under Schedule 1 herein (see Schedule 1, hereinafter referred to as “Original Agreements”) and certain understandings were formed between the Parties during execution of the Original Agreements. In order to put on record these understandings, the Parties agreed to enter into this supplemental agreement to the Original Agreements (this “Supplemental Agreement”) and the Parties further agree that this Supplementary Agreement shall be retrospectively effective from 1 September 2013, being the date of the Original Agreements, as follows:

1.	The amount received by Party C, as a result of Party A exercising its exclusive option to purchase all or a portion of the share equities of Party B, shall be paid in accordance with Clause 2.6 of the Option Agreement, and the remaining balance shall be paid to Party A or a third-party company or individual designated by Party A without consideration.

2.	Unless otherwise agreed by Party A, prior to Party A exercising its exclusive option to purchase all of the share equities of Party B, Party C shall not request any profit distributions from Party B. In the case where profit distribution takes place, at the request of Party A, Party C shall promptly pay such distributed profits received from Party B in accordance with Clause 4.2 of the Equity Pledge Agreement, and the remaining balance shall be fully paid to Party A or company designated by Party A.

3.	Party C or any person designated by Party C shall unconditionally pay any capital obtained from Party B (including without limitation the dividends, bonuses and other rights and proceeds distributed by Party B) in accordance with Clause 4.2 of the Equity Pledge Agreement, and the remaining balance shall be fully transferred to Party A or other company designated by Party A.

4.	The technology and marketing service fees as referred to in the Exclusive Technology and Market Promotion Services Agreement shall be determined by Party A unilaterally.

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(No text in this page and this is the signature page of this Supplementary Agreement.)

Party A: Huiyou Digital (Shenzhen) Limited [Company Seal Affixed]

Signature:	/s/ Ken Jian Xiao

Legal Representative

Party B: Shenzhen Lanyue Internet Technology Co., Ltd. [Company Seal Affixed]

Signature:	/s/ Ken Jian Xiao

Legal Representative

Party C: Ken Jian Xiao

Signature:	/s/ Ken Jian Xiao

Party D: Xiongfei Liu

Signature:	/s/ Xiongfei Liu

Date of Execution: 16 September 2013

Schedule 1

No.	Name of Agreement	Signing Parties	Signing Date
1.	Exclusive Technology and Market Promotion Services Agreement	Party A, Party B	13 September 2013

2.	Equity Pledge Agreement	Party A, Party B, Party C, Party D	16 September 2013

3.	Option Agreement	Party A, Party C, Party D	16 September 2013

4.	Voting Proxy Agreement	Party A, Party B, Party C, Party D	16 September 2013

5.	Loan Agreement	Party A, Party C,	10 September 2013